UR-ENERGY INC.

Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Ur-Energy Inc. (the "Corporation" or "Ur-Energy") held on Thursday, May 8, 2008.

Matter	Outcome of Vote

1. Appointment of Auditors	Carried by a majority of votes on a show of hands with 99% of the 46,361,912 votes represented in person and by proxy voting for the appointment of the auditors.

PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are appointed, and the directors were authorized to fix the remuneration of the auditors.

2. Election of Directors	Carried by a majority of votes on a show of hands with 99% of the 46,361,912 votes represented in person and by proxy voting for the election of each of the nominated directors.

The following nominees were elected as Directors of the Corporation to hold office until the next annual meeting or until their successors are elected or appointed:

Robert Boaz
W. William Boberg
James Franklin
Jeffrey Klenda
Paul Macdonell
Thomas Parker

3. By-Law Resolution	Carried by a majority of the votes on a ballot with 87% of the 36,503,781 votes represented in person and by proxy voting for the confirmation of the by-law resolution.

A resolution confirming the Corporation’s Amended By-Law No. 1 was passed.

4. Option Plan Resolution	Carried by a majority of the votes, excluding 1,174,000 common shares held by insiders of the Corporation and their affiliates, on a ballot with 78% of the 35,329,781 votes represented in person and by proxy voting for the option plan resolution.

A resolution (i) ratifying, confirming and approving the renewal of the Ur-Energy Inc. Stock Option Plan 2005, as amended (the “Option Plan”), and (ii) approving and authorizing for a period of three years all unallocated options issuable pursuant to the Option Plan.

Denver, Colorado, May 12, 2008

UR-ENERGY INC.

By:	/s/ Paul Goss
Paul Goss
Secretary, Ur-Energy Inc.